Exhibit 99.2

Impact of Money Market Fund Support on Operating Results
December 31, 2008 Quarter to Date & Cumulative to Date, as of December 1, 2008
Estimated and Unaudited

					Quarter to Date as of 12/1/08		Cumulative as of 12/1/08	
($ in thousands)	Initial Transaction Dates	Par Value of Securities	Support Amount (13)	Cash Collateral	Gross Charge (14)	After Tax Charge (15)	Gross Charge (14)	After Tax Charge (15)
Capital Support Agreement (1)(2)	Nov. 2007	$ –	$ –	$ –	$ (4,258)	$ (2,506)	$ –	$ –
Letter of Credit/Capital Support Agreement (3)	Mar. 2008/ Dec. 2008	432,197	285,000	135,000	69,544	42,206	220,492	119,949
Capital Support Agreements (3)(4)	Mar. 2008	1,372,993	925,000	925,000	238,514	143,869	779,191	468,030
Capital Support Agreements (5)	Jun. 2008	503,763	340,000	340,000	84,079	50,723	281,183	170,917
Capital Support Agreement (6)	Sep. 2008	75,000	30,000	30,000	11,128	6,607	21,360	12,630
Capital Support Agreements (7)	Sep. 2008	n/m	27,500	27,500	2,546	1,451	16,275	9,533
Capital Support Agreements (1)	Oct. 2008	n/m	7,000	7,000	–	–	–	–
Totals for securities currently held by funds		2,383,953	1,614,500	1,464,500	401,553	242,350	1,318,501	781,059
Purchased Canadian Conduit Securities (8)	Dec. 2007	80,405	80,405	-	91	53	38,042	16,565
Total Return Swap (1)(9)	Dec. 2007	354,934	354,934	209,411	32,230	20,526	70,162	36,443
Purchased Non-bank Sponsored SIV (10)(11)	Jun. 2008	57,917	57,917	-	6,513	3,914	27,989	12,386
Purchased Non-bank Sponsored SIV (10)(12)	Sept. 2008	518,169	500,624	-	82,269	49,568	267,761	130,238
Totals for securities purchased from funds		1,011,425	993,880	209,411	121,103	74,061	403,954	195,632
Total		$3,395,378	$2,608,380	$1,673,911	$522,656	$316,411	$1,722,455	$976,691

n/m - not meaningful

(1) Pertains to Citi Institutional Liquidity Fund P.L.C. (USD Fund)

(2) Securities matured and were paid in full at par value of $200 million

(3) Pertains to Liquid Reserves Portfolio, a Series of Master Portfolio Trust

(4) Support amount was increased by $350 million in September 2008 and $175 million in December 2008
(5) Pertains to Western Asset Money Market Fund, Western Asset Institutional Fund, and Legg Mason Global Funds plc; support amount was increased by $100 million in December 2008
(6) Pertains to Western Asset Institutional Fund; support amount was increased by $10 million in December 2008

(7) Pertains to Citi Institutional Liquidity Fund (Euro Fund), Citi Institutional Liquidity Fund (Sterling Fund), Western Asset Institutional Fund; support amount was increased by $7.5 million in October 2008

(8) Securities purchased from Legg Mason Western Asset Canadian Money Market Fund

(9) Securities with an aggregate par value of $250 million and $190 million matured and were paid in full in September and November 2008, respectively; payment of principal of $95 million was received in October 2008; extended to November 2009

(10) SIV refers to securities issued by structured investment vehicles

(11) Securities purchased from Prime Cash Reserves Portfolio previously supported under the November 2007 letters of credit

(12) Securities purchased from Citi Institutional Liquidity Fund P.L.C. (USD Fund) previously supported under the November 2007 and September 2008 letters of credit

(13) Support amount for securities purchased reflects amount paid to fund less subsequent receipts of principal

(14) Includes mark-to-market losses and net financing costs, if applicable

(15) Includes related adjustments to operating expenses, where applicable, and income tax benefits